CUSIP No. 67611R100
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                Odyne Corporation

                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                    67611R100

                                 (CUSIP NUMBER)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                             17050 Sunset Blvd., # D
                           Pacific Palisades, CA 90272
                                 (310) 584-1234

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 2, 2009
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)      /X/
         (B)      / /
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 0
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                          (10)     Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         0
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)             / /
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)      /X/
         (B)      / /
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 0
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                          (10)     Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         0
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)             / /
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)      /X/
         (B)      / /
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 0
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                          (10)     Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         0
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)             / /
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on April 4, 2008 (the "Initial Schedule 13D"). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

         This Amendment No. 1 is being made to disclose the sale by the Reporting Persons of all of its securities of the Issuer. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 1, the Reporting Persons own no securities of the Issuer.

         (b) Not applicable.

         (c) Pursuant to that certain Securities Purchase Agreement entered into by and between the Reporting Persons and a private purchaser as of November 2, 2009 (the "SPA"), the Reporting Persons sold all of their securities of the Issuer for a total sale price of $100.00. A copy of the SPA is attached hereto as Exhibit "B" and the full text of which is incorporated herein by this reference.

         (d) Not applicable.

         (e) On November 2, 2009, the Reporting Persons ceased to be beneficial owners of more than five percent of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Schedule 13D

         Exhibit B:  Securities Purchase Agreement dated November 2, 2009

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: November 2, 2009         /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust

CUSIP No. 67611R100


                                    EXHIBIT A

                AGREEMENT REGARDING JOINT FILING OF SCHEDULE 13D



         The undersigned agree that the Schedule 13D with respect to the Common Stock of Odyne Corporation is a joint filing being made on their behalf.


Dated: November 2, 2009         /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust

                                    EXHIBIT B

                          SECURITIES PURCHASE AGREEMENT

                                ODYNE CORPORATION

         THIS SECURITIES PURCHASE AGREEMENT (the "AGREEMENT") is entered into as of November 2, 2009 (the "EFFECTIVE DATE"), by and between Joseph P. Bartlett, an individual (the "BUYER"), and The Quercus Trust, a California statutory trust (the "SELLER").


                                    RECITALS

         WHEREAS, the Seller holds the following securities:

             (i) Eight Million Three Hundred Thirty Three Thousand Three Hundred Thirty Three (8,333,333) shares of common stock of Odyne Corporation (the "COMPANY"), represented by Certificate No. __ issued in the name of the Seller;

             (ii) Five Hundred Sixty Eight Thousand Five Hundred Thirty Two (568,532) shares of common stock of the Company, held by J.P. Morgan on behalf of the Seller (the "JPM COMMON STOCK");

             (iii) Warrant dated October 26, 2007, pursuant to which the holder thereof has the right to purchase up to Two Million Six Hundred Sixty Six Thousand Six Hundred Sixty Seven (2,666,667) shares of common stock of the Company, with an exercise price of $0.75 per share and expiration date of October 26, 2010;

             (iv) Warrant dated March 27, 2008, pursuant to which the holder thereof has the right to purchase up to Eight Million Three Hundred Thirty Three Thousand Three Hundred Thirty Three (8,333,333) shares of common stock of the Company, with an exercise price of $0.72 per share and an expiration date of March 27, 2013; and

             (v) 10% Senior Secured Convertible Debenture issued by the Company to the order of the Seller in the aggregate principal amount of Two Million Dollars ($2,000,000.00) (the "DEBENTURE") (all of the above-listed securities of the Company, collectively, the "SHARES");

         WHEREAS, the Seller desires to sell to the Buyer, and the Buyer desires to purchase from the Seller, all of the Shares and any and all rights and benefits incident to the ownership thereof, all in accordance with the terms and conditions set forth in this Agreement; and

         WHEREAS, the Seller will convey to the Buyer the JPM Common Stock by DWAC transfer and the other Shares pursuant to the terms of this Agreement.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto agree as follows:

         1. SALE OF SHARES. On the Effective Date, the Seller hereby agrees to sell to the Buyer, and the Buyer hereby agrees to purchase from the Seller, the Shares for the aggregate price of One Hundred Dollars ($100.00) (the "PURCHASE PRICE").

         2. DELIVERABLES.

             2.1 On the Effective Date, the Buyer will deliver to the Seller the Purchase Price paid by cash, check or wire transfer. The Purchase Price will constitute the entire consideration to be paid by the Buyer to the Seller for the Shares.

             2.2 Following the date hereof, the Seller will deliver to the Buyer for Buyer's delivery to the Company, the Company's transfer agent and any other applicable parties certificates and other evidence representing the Shares along with any stock powers, assignment authorizations and such further documents as may be reasonably required to carry out the purchase/sale of the Shares contemplated herein. Forms of such documents are attached hereto as Exhibits. Notwithstanding the foregoing procedures, as between the Buyer and Seller the transfer set forth herein shall be final and effective upon delivery of the documents to Buyer as set forth above, Buyer shall assume all risks of and shall be entitled to all benefits of ownership of the securities.

         3. SELLER'S REPRESENTATIONS. The Seller represents and warrants to the Buyer and the Company as follows:

             3.1 The Seller owns the Shares beneficially and of record, free and clear of any suit, proceeding, call, voting trust, proxy, restriction, security interest, lien or other encumbrance of any kind or nature whatsoever and has full power, authority and capacity to transfer and dispose of all the Shares free and clear of any lien.

             3.2 The execution and delivery of this Agreement by the Seller, the consummation of the transaction contemplated hereby, and the compliance with the terms of this Agreement will not conflict with, result in the breach of, or constitute a default under, or require any consent or approval under, any agreement, note, indenture, mortgage, deed of trust or other agreement, lease or instrument to which either Seller is a party or by which it may be bound.

             3.3 No broker or finder has acted directly or indirectly for the Seller in connection with this Agreement or the transaction contemplated hereby, and no broker or finder is entitled to any brokerage or finder's fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of the Seller.

             3.4 This Agreement has been duly authorized, executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

         4. BUYER'S REPRESENTATIONS. The Buyer represents and warrants to the Seller and the Company as follows:

             4.1 The Buyer is aware that the Seller has received from the Company a payment in partial satisfaction of the Debenture and is acquiring only the remaining payment obligations of the Company with respect to the Debenture.

             4.2 The Buyer has full power and authority to purchase the Shares from the Seller in accordance with this Agreement.

             4.3 The Buyer understands that none of the Shares has been registered under the Securities Act of 1933 (the "SECURITIES Act"). The Buyer also understands that such Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act.

             4.4 The execution and delivery of this Agreement by the Buyer, the consummation of the transaction contemplated herein, and the compliance with the terms of this Agreement will not conflict with, result in the breach of, or constitute a default under, or require any consent or approval under, any note, indenture, mortgage, deed of trust or other agreement, lease or instrument to which the Buyer is a party or by which he may be bound.

             4.5 No broker or finder has acted directly or indirectly for the Buyer in connection with this Agreement or the transaction contemplated hereby, and no broker or finder is entitled to any brokerage or finder's fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of the Buyer.

             4.6 This Agreement has been duly authorized, executed and delivered by the Buyer and constitutes the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

             4.7 The Buyer is an "accredited investor," as that term is defined in Regulation D adopted pursuant to the Securities Act.

             4.8 The Seller's transfer of the Shares to the Buyer is exempt from the registration requirements of the Securities Act and any applicable state securities laws, in each case pursuant to applicable exemptions thereunder.

             4.9 The Shares to be acquired by the Buyer from the Seller as contemplated hereunder are being acquired for the Buyer's own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act or any applicable state securities laws, and the Shares will not be sold, transferred, pledged or otherwise disposed of by the Buyer in contravention of the Securities Act or any applicable state securities laws or any provision of the charter, bylaws or any stockholders agreement of the Company.

             4.10 The Buyer is sophisticated in financial matters as to be able to evaluate the risks and benefits of the investment in the Shares and make an informed investment decision, and acknowledges that Seller has not undertaken to provide Buyer with any information regarding the Company, or the consequence of an investment in the Shares. The Buyer accepts the responsibility to conduct such investigation regarding this transaction as Buyer deems appropriate.

             4.11 The Buyer understands that the Company is relying and will rely on the information and representations with respect to the Buyer set forth in this Agreement as to whether the transfer of the Shares to the Buyer qualifies for an exemption from the registration requirements under the Securities Act, and the Buyer confirms that all such information is true and correct as of the date hereof.

             4.12 The Buyer understands that the Buyer must bear the economic risk of his acquisition of the Shares for an indefinite period of time because
(1) the acquisition of Shares by the Buyer has not been registered under the Securities Act or applicable state securities laws; and (2) the Shares may therefore not be sold, transferred, pledged, or otherwise disposed of unless registered for sale under the Securities Act, or unless pursuant to an applicable exemption from registration, and in any event only if the transfer is permitted. The Buyer further acknowledges that an important consideration bearing on his ability to bear the economic risk of his acquisition of Shares is whether the Buyer can afford a complete loss of such investment in the Company, and the Buyer confirms that the Buyer can afford a complete loss of such investment in the Company.

             4.13 The Buyer understands that the certificates evidencing the Shares will bear one or more restrictive legends prohibiting the transfer thereof except in compliance with the applicable state and federal securities laws and with any restrictions on transfer contained in the Company's bylaws and/or stockholders' agreement, as in effect from time to time.

         5. OTHER AGREEMENTS OF BUYER.

             5.1 The Buyer agrees to execute and be bound by any and all restrictions and obligations with respect to the Shares as may be set forth in any stock restriction, co-sale, investors' rights agreement or any other agreement or document relating to the Shares, and to take all actions and sign all documents that may be required in connection therewith

         6. MISCELLANEOUS PROVISIONS.

             6.1 Any number of counterparts of this Agreement may be signed and delivered and each will be considered an original and together they will constitute one agreement.

             6.2 This Agreement may not be amended or modified in any respect, except by the mutual written agreement of the parties hereto and the Company.

             6.3 Each party to this Agreement will pay its own expenses in connection with the transactions contemplated hereby, whether or not such transactions will be consummated.

             6.4 This Agreement will be construed and performed in accordance with the laws of the State of California, without regard to the conflicts of law therein. The rights and liabilities of the present parties will bind and inure to their respective heirs, devisees, personal representatives, successors and assigns.

             6.5 This Agreement and the exhibits hereto constitute the entire agreement among the parties relating to their subject matter and supersede all prior and contemporaneous agreements and understandings of the parties in connection with such subject matter.

             6.6 From and after the date of this Agreement, upon the request of the Seller, the Buyer or the Company, the Seller or the Buyer, as applicable, will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.





                  [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

         IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement as of the date first written above



                                        BUYER:

                                        /s/ Joseph P. Bartlett
                                        ----------------------------------------
                                        Joseph P. Bartlett



                                        SELLER:

                                        THE QUERCUS TRUST

                                        /s/ David Gelbaum
                                        ----------------------------------------
                                        David Gelbaum, Trustee